Exhibit 99.1

Scotiabank Announces Certain Items Impacting Fourth Quarter 2023 Reported Results

TORONTO, Oct. 18, 2023 /CNW/ - Scotiabank today announced that its fourth quarter 2023 reported results will be adjusted for certain notable items. The impact on the Bank's fourth quarter results will be approximately $590 million after-tax ($783 million pre-tax), or approximately $0.49 cents per share. The impact on the Bank's CET1 ratio is approximately 10 bps.

  A restructuring charge and severance provisions of approximately $247 million ($341 million pre-tax) related to workforce reductions of approximately 3% globally, as a result of the Bank's end-to-end digitization, automation, and changes in customers' day-to-day banking preferences, as well as ongoing efforts to streamline operational processes and create capacity to invest in key growth opportunities.
  Consolidation of real estate and contract costs of $63 million ($87 million pre-tax) related to the consolidation and exit of certain real estate premises and service contracts.

We expect the savings on the above items to be achieved throughout fiscal 2024 and anticipate full run-rate benefits in fiscal 2025.

  Impairment charges of $280 million ($355 million pre-tax) related to the Bank's investment in associate corporation, Bank of Xi'an Co. Ltd., whose market value has remained below the Bank's carrying value for a prolonged period, as well as impairment of certain intangible assets including software.

Further details will be provided with the release of the Bank's fourth quarter earnings on November 28, 2023.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.4 trillion (as at July 31, 2023), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

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%CIK: 0000009631

For further information: For media enquiries only: Jennifer Dillabough, Global Communications, jennifer.dillabough@scotiabank.com

CO: Scotiabank

CNW 08:30e 18-OCT-23